Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

August 2, 2023

Samantha A. Brutlag

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust; File Nos.: 333-196273, 811-22930

Dear Ms. Brutlag:

On May 30, 2023, USCF ETF Trust (the “Trust” or the “Registrant”) filed Post-Effective Amendment No. 158 to its registration statement on Form N-1A (the “Amendment”) with the Securities and Exchange Commission (the “SEC”) to register a new series of the Trust, the USCF Aluminum Strategy Fund (the “Fund”). The Registrant has revised the disclosure in its prospectus and statement of additional information in response to comments provided by you on July 17, 2023, as indicated below. Please find below a reiteration of your comments and the Fund’s responses. Terms not defined herein have the meanings ascribed to them in the Fund’s prospectus and statement of additional information. References to prospectus page numbers refer to the prospectus contained in the Amendment.

PROSPECTUS

Fees and Expenses of the Fund

1.	Please provide the completed fee table and expense example at least one week before effectiveness.

Response: The Registrant has provided a completed fee table and expense example attached as Exhibit A hereto.

Principal Investment Strategies of the Fund

2.	Please disclose which exchanges the aluminum futures will trade on, or provide examples of such exchanges.

Response: The Registrant has added the following sentence to the Item 9 disclosure regarding the Fund’s investment strategy: “The Fund will primarily purchase aluminum futures contracts that are traded on the Chicago Mercantile Exchange (CME), but the Fund may also purchase aluminum futures contracts traded on the London Metal Exchange (LME).”

3.	The Fund’s Item 9 disclosure is identical to the Item 4 disclosure. Please consider adding additional information to the Item 9 disclosure regarding how the Fund will achieve its investment objective and, if applicable, disclose if the Fund may take temporary defensive positions, and the effect of such positions.

Response: The Registrant has added additional information to the Item 9 disclosure, as stated in the response to Comment 2, above. Additionally, the Registrant confirms that the Fund will not take temporary defensive positions and has added the following sentence to the Item 9 disclosure to clarify this: “The Fund will continue to seek to provide exposure to the price of aluminum, even in adverse market conditions, such as a decrease in the price of aluminum.”

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Samantha A. Brutlag. August 2, 2023 Page 2

4.	The following questions relate to the Fund’s Subsidiary. Please note that when referencing “Controlled Foreign Corporations” (“CFC”) in the following comments, that it includes any subsidiaries of the CFC.
(1)	Disclose any CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. Principal investment strategies and principal risk disclosure of a fund that invests in a CFC should reflect the aggregate operation of the Fund and the CFC.
(2)	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act of 1940, as amended (the“1940 Act”), relating to investment advisory contracts (Section 15) as an investment adviser to a fund under Section 2(a)(20). The investment advisory agreement between a CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
(3)	Please disclose the amount of Fund assets invested in the CFC in the summary section of the prospectus.
(4)	Confirm in correspondence that
i.	the financial statements of the CFC will be consolidated with those of the Fund;
ii.	the CFC’s management fee (including any performance fee) will be included in the “Management Fees” for the Fund and that the CFC’s expenses will be included in “Other expenses” in the Fund’s prospectus fee table;
iii.	the CFC and its board of directors will agree to designate an agent for service of process in the United States; and
iv.	the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:

(1)	The strategies and risks of the CFC are currently included in the principal investment strategies and risks of the Fund, as applicable. The discussion of the principal investment strategies and risks of the Fund reflects the aggregate operation of the Fund and the CFC.
(2)	The Registrant confirms that the prospectus contains disclosure regarding the date of the Board’s approval of the advisory agreement for the Subsidiary pursuant to Section 15(c). The Registrant confirms that the investment advisory agreement for the Subsidiary will be included as an exhibit to the registration statement.
(3)	The Registrant confirms that the principal investment strategy contains disclosure regarding the amount of the Fund’s assets that may be invested in the Subsidiary.

Samantha A. Brutlag August 2, 2023 Page 3

(4)	The Registrant confirms that (i) the financial statements of the Subsidiary will be consolidated with those of the Fund; (ii) the Subsidiary will not pay a separate management fee to the Adviser and the Adviser operates under a unitary fee arrangement with the Fund, whereby the Adviser agrees to pay the operating expenses of the Fund (subject to certain limitations as outlined in the prospectus), including the expenses of the Subsidiary; (iii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States, and (iv) the Subsidiary and its board of directors will agree to inspection by the SEC Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

*          *          *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Daphne Frydman, USCF Krisztina Nadasdy, Eversheds Sutherland

EXHIBIT A

Fee Table – USCF Aluminum Strategy Fund

MANAGEMENT FEES SUBJECT TO BOARD APPROVAL

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or example below. The fees and expenses are expressed as a percentage of the Fund’s average daily net assets.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.65%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	The Fund pays USCF Advisers LLC (the “Adviser”) an annual unitary management fee based upon the Fund’s average daily net assets at the rate set forth above. The Adviser is responsible for all direct expenses of the Fund, including the costs of investing in the Subsidiary (as defined below) except expenses for taxes and governmental fees; brokerage fees; commissions and other transaction expenses; costs of borrowing money, including interest expenses; securities lending expenses; extraordinary expenses (such as litigation and indemnification expenses); and fees and expenses of any independent legal counsel.

(2)	Other Expenses are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then sell all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% per year and that operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$66	$238